Press release
For immediate release
June 17 2008

Virginia Mines: Update on Results From Exploration on Gold Projects in James Bay

Virginia Mines Inc. (TSX:VGQ) ("Virginia") is pleased to bring you up-to-date with the results of exploration programs carried out on its gold projects in the James Bay region of Quebec. Although these work programs did not generate new economic gold resources, they nonetheless led to the discovery of new gold structures totally unknown to date and lengthened extensions of previously known gold structures.

CORVET EST
Two drilling programs totalling 8,500 metres were carried out in 2007-2008 on the Corvet Est gold project, located south of LG-4, Quebec Middle-North. These programs targeting mainly the Marco gold structure confirmed its extensions over a lateral distance of 1.6 kilometres and to a vertical depth of 550 metres, thus increasing significantly the dimension of this fertile gold corridor. Overall, drilling in the Marco zone intercepted many subeconomic mineralized intersections. However, some holes at depth yielded more encouraging results with 3.78 g/t Au over 7.1 metres (hole CE-07-62); 3.43 g/t Au over 6 metres and 2.82 g/t Au over 7 metres (hole CE-07-63); 9.37 g/t Au over 2 metres (hole CE-08-72); as well as 4.63 g/t Au over 2 metres and 3.54 g/t Au over 3 metres (hole CE-08-71). These intersections are located at vertical depths of 350 to 550 metres.

The results are considered encouraging and Virginia together with partner Goldcorp are considering further exploration on the Marco structure. A prospecting and surface mapping work phase is also foreseen for the summer of 2008 with the main objective of discovering new gold structures in little explored areas of this vast property.

For complete drill results, see annexed table CE-Resultats-Drill Results 2007-2008 at the following address: www.virginia.qc.ca

FCI
Surface prospecting, followed by a short drilling program, confirmed and extended a significant auriferous corridor on the FCI project, located south of LG-4, Quebec Middle-North. This corridor is host at surface to the Golden Gap showing (between 3.7 and 32.7 g/t Au in grab samples and 14.3 g/t Au over 2 metres in channels) and many other gold showings (between 3.1 and 108.9 g/t Au in grab samples). The drilling program included four holes drilled in the Golden Gap area.

Hole FCI-07-03 yielded an intersection grading 14.19 g/t Au over 5 metres. This intersection includes a quartz vein of metric thickness, with several visible gold grains. In follow-up, the three other holes drilled 50 metres east, west and under this intersection, crosscut the same gold structure but results were less spectacular. Hole FCI-07-07, which was drilled directly under hole FCI-07-03, returned 2.77 g/t Au over 1.8 metres. Holes FCI-07-08 and FCI-07-09, drilled 50 metres east and west of hole FCI-07-03, returned values of 0.72 g/t Au over 1.65 metres and 1.44 g/t Au over 2 metres respectively. Virginia is currently compiling the results obtained in order to plan future work programs on this project.

For complete drill results, see annexed table FCI-Resultats-Drill Results_2007 at the following address: www.virginia.qc.ca

POSTE LEMOYNE EXTENSION
A drilling program totalling 5,365 metres was carried out in the winter of 2008 on the Poste Lemoyne Extension property, located along the Trans-Taiga road, Quebec Middle-North. The Poste Lemoyne Extension property is host to the Orfee zone that contains resources totalling 94,854 ounces (measured and inferred) grading 14.5 g/t Au (National Instrument 43-101 - published on April 8, 2003). Six of the new holes tested the Orfee Est zone and confirmed its extension to a vertical depth of 500 metres under the surface with results similar to those obtained in previous drilling. These holes yielded many large intersections highly anomalous in gold including intervals grading 1 g/t Au or more in thicknesses from 25 to 40 metres. In addition, some holes intercepted metric intervals with higher grades of up to 14.3 g/t Au over 1 metre. Despite generally non-economic values, the Orfee Est zone remains nonetheless an impressive gold structure, which is known over a lateral distance of more than 400 metres and a vertical distance of 500 metres with values from 0.5 g/t to more than 3 g/t Au over several tens of metres in thickness.

The drilling program also included eight holes testing various regional targets. These holes overall returned a few intersections anomalous in gold with a definitely more encouraging result of 1.09 g/t Au over 26 metres (including 2.73 g/t Au over 3 metres and 2.95 g/t Au over 3 metres) in hole PLE08-129 that targeted at shallow depth a fold hinge exposed at surface (trench C) in an iron formation, about 1.5 kilometres east of Orfee zone. This new zone of interest remains totally open for exploration. A new drilling program will be conducted in the fall of 2008 or in the winter of 2009 in order to test this sector in more detail. Meanwhile, prospecting and geological mapping is planned for the summer of 2008 with the hope of discovering new promising mineralized zone in little-explored areas of the property.

For complete drill results, see annexed table PLEX-Resultats-Drill Results_2008 at the following address: www.virginia.qc.ca

ANATACAU-WABAMISK
The Anatacau-Wabamisk project, located in the Opinaca reservoir region, James Bay, was acquired by Virginia because of its geological context very similar to that of the Eleonore project, located 65 kilometres to the northeast. Prospecting and geological mapping followed by a short drilling program led to the discovery of gold structures that yielded encouraging results. On the Wabamisk part, the Isabelle showing, discovered in mineralized sediments, returned up to 4.2 g/t Au over 13.61 metres in channels (including 42.8 g/t Au over 1 metre). Many other samples collected on the property returned values from 100 ppb to 12,020 ppb Au. The only hole drilled at shallow depth on the Isabelle showing yielded an intersection grading 4.92 g/t Au over 3 metres.

On the adjacent Anatacau portion of the property, on which IAMGOLD granted Virginia the option to acquire a 100% interest in consideration of $3M in exploration work before December 31, 2012, Virginia discovered the Franto showing within basalts, which returned values of up to 8.23 g/t Au in grab samples and up to 4.82 g/t Au over 4 metres in channels. However, short holes drilled under this showing did not yield comparable results.

Exploration work of $1M, including geological mapping, till sampling and geophysical surveys, is foreseen in 2008 on the Anatacau-Wabamisk project. The main objectives of this program will be to better evaluate the real potential of the Isabelle and Franto showings and to discover new promising mineralized zones.

For complete drill results, see annexed table WabaAna-Resultats-Drill Results_2008 at the following address: www.virginia.qc.ca

Virginia is pleased with these results that confirm the exceptional gold potential of the James Bay territory.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $48,104,913 as of February 29, 2008, and 27,031,110 shares issued and outstanding as of May 31, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events